UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Horizon Pharma Public Limited Company

(Name of Issuer)

Ordinary shares, nominal value $0.0001 per share

(Title of Class of Securities)

G4617B 105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4617B 105

1.	Names of Reporting Persons. Sutter Hill Ventures, a California Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,272,419*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,272,419*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,272,419

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.6%

12.	Type of Reporting Person (See Instructions) PN

* See Appendix A, Note 1.

CUSIP No. G4617B 105

1.	Names of Reporting Persons. David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 179,943*

	6.	Shared Voting Power 3,272,419**

	7.	Sole Dispositive Power 179,943*

	8.	Shared Dispositive Power 3,272,419**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,452,362

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.8%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 3.

**          Comprised of ordinary shares (and ordinary shares issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership. See Appendix A.

CUSIP No. G4617B 105

1.	Names of Reporting Persons. G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 233,058*

	6.	Shared Voting Power 3,272,419**

	7.	Sole Dispositive Power 233,058*

	8.	Shared Dispositive Power 3,272,419**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,505,477

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.8%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 4.

**          Comprised of ordinary shares (and ordinary shares issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. G4617B 105

1.	Names of Reporting Persons. William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 284,345*

	6.	Shared Voting Power 3,272,419**

	7.	Sole Dispositive Power 284,345*

	8.	Shared Dispositive Power 3,272,419**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,556,764

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.9%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 5.

**          Comprised of ordinary shares (and ordinary shares issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. G4617B 105

1.	Names of Reporting Persons. Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 583,970*

	6.	Shared Voting Power 3,272,419**

	7.	Sole Dispositive Power 583,970*

	8.	Shared Dispositive Power 3,272,419**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,856,389

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.1%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 6.

**          Comprised of ordinary shares (and ordinary shares issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. G4617B 105

1.	Names of Reporting Persons. James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 55,291*

	6.	Shared Voting Power 3,272,419**

	7.	Sole Dispositive Power 55,291*

	8.	Shared Dispositive Power 3,272,419**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,327,710

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 7.

**          Comprised of ordinary shares (and ordinary shares issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. G4617B 105

1.	Names of Reporting Persons. James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 53367*

	6.	Shared Voting Power 3,272,419**

	7.	Sole Dispositive Power 53,367*

	8.	Shared Dispositive Power 3,272,419**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,325,786

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 8.

**          Comprised of ordinary shares (and ordinary shares issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. G4617B 105

1.	Names of Reporting Persons. Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 233,604*

	6.	Shared Voting Power 3,272,419**

	7.	Sole Dispositive Power 233,604*

	8.	Shared Dispositive Power 3,272,419**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,506,023

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.8%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 9.

**          Comprised of ordinary shares (and ordinary shares issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. G4617B 105

1.	Names of Reporting Persons. David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 33,759*

	6.	Shared Voting Power 3,272,419**

	7.	Sole Dispositive Power 33,759*

	8.	Shared Dispositive Power 3,272,419**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,306,178

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.7%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 10.

**          Comprised of ordinary shares (and ordinary shares issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. G4617B 105

1.	Names of Reporting Persons. Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,921*

	6.	Shared Voting Power 3,272,419**

	7.	Sole Dispositive Power 2,921*

	8.	Shared Dispositive Power 3,272,419**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,275,340

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.6%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 11.

**          Comprised of ordinary shares (and ordinary shares issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. G4617B 105

1.	Names of Reporting Persons. Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,852*

	6.	Shared Voting Power 3,272,419**

	7.	Sole Dispositive Power 1,852*

	8.	Shared Dispositive Power 3,272,419**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,274,271

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.6%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 12.

**          Comprised of ordinary shares (and ordinary shares issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. G4617B 105

1.	Names of Reporting Persons. Stefan A. Dyckerhoff

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization German citizen (U.S. permanent resident)

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,389*

	6.	Shared Voting Power 3,272,419**

	7.	Sole Dispositive Power 10,389*

	8.	Shared Dispositive Power 3,272,419**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,282,808

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.6%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 13.

**          Comprised of ordinary shares (and ordinary shares issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

CUSIP No. G4617B 105

1.	Names of Reporting Persons. Samuel J. Pullara III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,389*

	6.	Shared Voting Power 3,272,419**

	7.	Sole Dispositive Power 10,389*

	8.	Shared Dispositive Power 3,272,419**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,282,808

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.6%

12.	Type of Reporting Person (See Instructions) IN

*                 See Appendix A, Note 14.

**          Comprised of ordinary shares (and ordinary shares issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

Item 1.
	(a)	Name of Issuer Horizon Pharma plc
	(b)	Address of Issuer’s Principal Executive Offices Adelaide Chambers, Peter Street, Dublin 8, Ireland

Item 2.
	(a)	Name of Person Filing See Appendix A; Appendix A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Appendix A
	(c)	Citizenship See Appendix A
	(d)	Title of Class of Securities Ordinary shares, nominal value $0.0001 per share
	(e)	CUSIP Number G4617B 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Appendix A, which is hereby incorporated by reference and related pages 2 to 14
(b) Percent of class: See Appendix A, which is hereby incorporated by reference and related pages 2 to 14
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Appendix A, which is hereby incorporated by reference and related pages 2 to 14. Messrs. Anderson, Baker, Younger, Coxe, Gaither, White, Bird, Sweet, Sheehan, Speiser, Dyckerhoff and Pullara are Managing Directors of the General Partner of Sutter Hill Ventures, a California Limited Partnership, and as such, they share voting and dispositive power over the shares held by the partnership.  All ownership information is presented as of December 31, 2014.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Appendix A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/2015
Date

Sutter Hill Ventures, a California Limited Partnership

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird, Managing Director of the General Partner

/s/Robert Yin
Robert Yin, Attorney-in-Fact for David L. Anderson

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for G. Leonard Baker, Jr.

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for William H. Younger, Jr.

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James C. Gaither

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James N. White

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for David E. Sweet

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Andrew T. Sheehan

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Stefan A. Dyckerhoff

/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Samuel J. Pullara III

APPENDIX A TO SCHEDULE 13G — HORIZON PHARMA plc

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, a California Limited Partnership	3,272,419	Note 1			2.6%

David L. Anderson	179,943	Note 3			0.1%
			3,452,362	Note 2	2.8%

G. Leonard Baker, Jr.	233,058	Note 4			0.2%
			3,505,477	Note 2	2.8%

William H. Younger, Jr.	284,345	Note 5			0.2%
			3,556,764	Note 2	2.9%

Tench Coxe	583,970	Note 6			0.5%
			3,856,389	Note 2	3.1%

James C. Gaither	55,291	Note 7			0.0%
			3,327,710	Note 2	2.7%

James N. White	53,367	Note 8			0.0%
			3,325,786	Note 2	2.7%

Jeffrey W. Bird	233,604	Note 9			0.2%
			3,506,023	Note 2	2.8%

David E. Sweet	33,759	Note 10			0.0%
			3,306,178	Note 2	2.7%

Andrew T. Sheehan	2,921	Note 11			0.0%
			3,275,340	Note 2	2.6%

Michael L. Speiser	1,852	Note 12			0.0%
			3,274,271	Note 2	2.6%

Stefan A. Dyckerhoff	10,389	Note 13			0.0%
			3,282,808	Note 2	2.6%

Samuel J. Pullara III	10,389	Note 14			0.0%
			3,282,808	Note 2	2.6%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA 94304.

The partnerships are organized in California. The individuals are all U.S. citizens and residents with the exception of Mr. Dyckerhoff who is a German citizen and U.S. permanent resident.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes 434,555 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14.

Note 2:  Includes individual shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) plus all shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held by Sutter Hill Ventures, a California Limited Partnership of which the reporting person is a Managing Director of the General Partner.

Note 3:  Comprised of 49,074 shares (including 7,785 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held in The Anderson Living Trust of which the reporting person is the trustee, 35,636 shares held in a retirement account for the benefit of the reporting person, 77,733 shares (including 13,490 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held by Anvest, L.P. of which the reporting person is the trustee of a trust which is the General Partner and 17,500 shares (including 3,500 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held by Starfish Holdings, LP of which the reporting person is the trustee of a trust which is the General Partner.

Note 4:  Comprised of 16,444 shares (including 7,774 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held in The Baker Revocable Trust of which the reporting person is a trustee, 33,178 shares held in a retirement account for the benefit of the reporting person and 183,436 shares (including 29,220 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held by Saunders Holdings, L.P. of which the reporting person is a trustee of a trust which is the General Partner.

Note 5:  Comprised of 40,383 shares (including 14,390 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 30,590 shares held by a retirement account for the benefit of the reporting person and 213,372 shares (including 31,403 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 6:  Comprised of 261,884 shares (including 40,265 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held in The Coxe Revocable Trust of which the reporting person is a trustee, 251,601 shares (including 40,137 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held by a retirement account for the benefit of the reporting person and 70,485 shares held by Rooster Partners, LP of which the reporting person is a trustee of a trust which is the General Partner.

Note 7: Comprised of 28,356 shares (including 4,339 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held in The Gaither Revocable Trust of which the reporting person is the trustee and 26,935 shares (including 4,175 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held by Tallack Partners, L.P. of which the reporting person is the trustee of a trust which is the General Partner.

Note 8: Comprised of 14,385 shares (including 9,247 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held in The White Revocable Trust of which the reporting person is a trustee, 11,250 shares (including 2,250 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held in retirement accounts for the benefit of the reporting person, 21,873 shares of held by RoseTime Partners L.P. of which the reporting person is a trustee of a trust which is the General Partner,  2,059 shares held by Sierra Trust of which the reporting person is the trustee and 3,800 shares owned by a child of the reporting person.

Note 9: Comprised of 198,604 shares (including 20,196 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee, 6,250 shares (including 1,250 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held in a retirement account for the benefit of the reporting person, 8,750 shares (including 1,750 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held in NestEgg Holdings, LP of which the reporting person is a trustee of a trust which is the General Partner and 20,000 shares of common stock from the exercise of a director’s option.

Note 10: Comprised of 3,083 shares held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 30,676 shares (including 4,869 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held in retirement accounts for the benefit of the reporting person.

Note 11: Comprised of 2,921 shares (including 1,090 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/14) held in the Sheehan 2003 Trust of which the reporting person is a trustee.

Note 12: Comprised of 468 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14 held in the Speiser Trust of which the reporting person is a trustee and 1,384 shares (including 277 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/14) held by a retirement account for the benefit of the reporting person.

Note 13: Comprised of 10,389 shares held in the Dyckerhoff 2001 Revocable Trust of which the reporting person is a trustee.

Note 14: Comprised of 10,389 shares held in The Pullara Revocable Trust of which the reporting person is a trustee.